Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 29, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir/ Madam,

Sub: Update

In furtherance of our intimation dated June 24, 2022, and pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, this is to inform you about the conclusion of the patent litigation brought by Indivior Inc. (“Indivior Inc.”) and Indivior UK Limited, (“Indivior UK,” and together with Indivior Inc., “Indivior”) and Aquestive Therapeutics, Inc. (“Aquestive”) relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film in U.S.A. On June 28, 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The stipulation of dismissal was filed pursuant to a settlement agreement that the Company entered into with Indivior and Aquestive. The settlement and dismissal resolves all claims between the parties, including Indivior’s and Aquestive’s claims for patent infringement as well as the Company’s antitrust counterclaim against Indivior.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:	New York Stock Exchange Inc. (Stock Code :RDY)
NSE IFSC Ltd.